# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scott's Liquid Gold - Inc., CIK 0000088000
CUSIP: 810202101
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 8400 E. CRESCENT PARKWAY #450, SUITE 450, GREENWOOD VILLAGE, Colorado (CO), 80111
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001602119

## Reporting persons
- 1060 Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 974,648; sole dispositive power 0; shared dispositive power 974,648; aggregate amount beneficially owned 974,648 (7.5% of the class)
- 1060 Capital Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 974,648; sole dispositive power 0; shared dispositive power 974,648; aggregate amount beneficially owned 974,648 (7.5% of the class)
- Brian Gustavson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 974,648; sole dispositive power 0; shared dispositive power 974,648; aggregate amount beneficially owned 974,648 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Scott's Liquid Gold - Inc.
Address of issuer's principal executive offices: 8400 E. CRESCENT PARKWAY #450, SUITE 450, GREENWOOD VILLAGE, COLORADO, 80111

## Item 2. Person Filing
Name of person filing: 1060 Capital, LLC
Address of principal business office or, if none, residence: 210 University Blvd. Suite 330 Denver, CO 80206
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 974,648
Percent of class: 7.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 974,648
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 974,648

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- 1060 Capital, LLC: Brian Gustavson, Co-Founder (02/14/2024)
- 1060 Capital Management, LLC: Brian Gustavson, Co-Founder (02/14/2024)
- Brian Gustavson: Brian Gustavson, Co-Founder (02/14/2024)